Exhibit (a)(1)(iv)

January 12, 2005

Dear Shareholder:

Enclosed is a copy of the Offer to Purchase AmerInst shares, dated December 17, 2004, as amended as of January 12, 2005. We have amended the Offer to Purchase to provide additional disclosures and clarification, principally in response to comments received from the Securities and Exchange Commission. We have also made some updating and other immaterial changes. For your convenience, all changes and additions have been marked in the enclosed copy.

In order to enable all shareholders to review the revisions reflected in the enclosed amended Offer to Purchase, we have also extended the expiration date of the tender offer to 12:00 Midnight, Eastern time, on Friday, January 21, 2005 (unless we further extend the offer). The offer was originally scheduled to expire at 12:00 Midnight, Eastern time, on Tuesday, January 18, 2005.

IF YOU HAVE ALREADY TENDERED SHARES AND STILL WISH TO DO SO, YOU DO NOT NEED TO DO ANYTHING; YOUR TENDER IS STILL VALID.

If you have questions regarding the tender offer or requests for assistance in tendering your shares, please contact USA Risk Group of Vermont, Inc., the Depositary for the tender offer, at (800) 422-8141 (toll-free). You may also obtain additional copies of the Offer to Purchase, as amended, and other tender offer documents from the Depositary at that number.

Very truly yours,

Ronald S. Katch

Chairman of the Board